EXHIBIT E                                                         EXECUTION COPY


              GENERAL ADMINISTRATIVE SERVICES MANAGEMENT AGREEMENT


     This General Administrative Services Management Agreement (this "Agreement") is entered into this 30th day of April, 1997, by and between FOHP, Inc., a New Jersey corporation ("FOHP"), and Foundation Health Systems, Inc., a Delaware corporation formerly known as "Health Systems International, Inc." ("FHS").

                                    RECITALS

     A. FOHP is a New Jersey corporation which, together with its subsidiaries (FOHP and such subsidiaries being referred to herein, collectively, as the "FOHP Health Plans"), provides managed health care services in the Northeastern United States.

     B. FHS has entered into the Amended and Restated Securities Purchase Agreement, dated February 10, 1997 as amended by an Amendment dated as of March 13, 1997 (referred to herein, as so amended, as the "Purchase Agreement"), with FOHP and First Option Health Plan of New Jersey, Inc. (a New Jersey corporation and wholly-owned subsidiary of FOHP) pursuant to which FHS has committed to purchase (on specified terms and conditions) convertible subordinated surplus debentures of FOHP (the "Debentures") in the aggregate principal amount of the sum of (1) $50 million (subject to adjustment as set forth therein) and (2) the Phase-in Period Management Fee Amount (as such term is defined in Section 4.2(a) hereof).

     C. FHS owns, operates and manages various managed care entities throughout the United States. By entering into this Agreement, the FOHP Health Plans desire to secure from FHS certain administrative, consulting and other support services which are intended to enhance the organizational capacity of the FOHP Health Plans. The FOHP Health Plans will maintain ultimate organizational capacity required in order to carry out their operations.

     NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and undertakings hereunder and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                    AGREEMENT

SECTION 1.     AUTHORITY OF THE PARTIES.

          (a) The respective Boards of Directors of the FOHP Health Plans shall retain the ultimate legal responsibility and authority over the assets and operations of the FOHP Health Plans. FHS shall perform the services to be performed by it hereunder in accordance, in all material respects, with applicable health maintenance organization acts and other applicable laws, rules and regulations (collectively, the "Applicable Laws"). It is the intent of the parties hereto that this Agreement and the services to be performed by FHS hereunder shall at no time serve to interfere with the ability of the Boards of Directors of the FOHP Health Plans to carry out their respective duties and responsibilities under the Applicable Laws.
     FHS shall have the authority and responsibility described in this Agreement and otherwise as mutually agreed upon by the parties hereto from time to time. FOHP agrees that, during the time hereof, the FOHP Health Plans shall provide employee staffing sufficient to perform the functions and conduct the business and operations of the FOHP Health Plans in a manner consistent with the current functions and conduct of the business and operations of the FOHP Health Plans (other than the corporate, administrative and consultative services to be performed hereunder by
     FHS). FHS' services in connection with the activities shall be strictly limited to those specifically provided for herein.

          (b) FHS shall have the right to designate and employ the business executives in charge of FOHP and the other FOHP Health Plans and each executive in charge of a principal business division, unit or function (including, without limitation, finance, legal, operations, sales and marketing, information systems, medical management, and provider contracting and relations), all of which executives would report to FHS' senior management. All such executives shall be appointed by the FOHP Board of Directors to the offices requested by FHS; provided, however, that such Board of Directors may reject any proposed appointee it reasonably finds to be of insufficient ethical character for such office; and provided, further, that such Board of Directors may, after due consultation with FHS, based on a reasonable determination of intentional and material unethical behavior or insubordination or willful misconduct or gross negligence, remove any such executives.

          (c) FHS acknowledges that FOHP will continue to employ an internal auditor who will report directly to the Board of Directors of FOHP and who will perform functions consistent with those performed thereby prior to the Initial Closing Date (as such term is defined in the Purchase Agreement).

SECTION 2.  CONDITION PRECEDENT.

     This Agreement shall not become effective prior to the receipt of all necessary government approvals; provided, however, that, so long as the Initial Closing (as such term is defined in the Purchase Agreement), and the execution and delivery of this Agreement occur prior to July 31, 1997, this Agreement shall be deemed to be effective for the purposes of Section 4 hereof as of January 1, 1997.

SECTION 3.  ADMINISTRATIVE AND OTHER SERVICES.

     FHS shall be responsible for the following administrative and consultative services during the term of this Agreement, subject to the direction of the FOHP Health Plans and consistent with the manner in which FHS provides such services to its own subsidiaries, without disadvantage to FOHP or the FOHP Health Plans. The parties hereto acknowledge that FHS has various subsidiaries operating as health plans in the northeastern region of the United States. FHS agrees that it will perform its obligations hereunder in a manner generally consistent with the operation of such subsidiary health plans; FHS' subsidiary health plans shall not be operated with the specific intention of causing harm to FOHP.

     3.1 Information Operating Systems. FHS shall manage the diagnosis and assessment of the information and operating systems of the FOHP Health Plans and shall provide support for all necessary conversions, supplements and enhancements to such systems.

     3.2 Provider Matters. FHS shall manage the FOHP Health Plans in their provider contracting efforts and provider relations matters (including the establishment of appropriate provider reimbursement structures).

     3.3 FOHP Health Plans Employees. FHS shall provide human resources and employee benefit corporate management services to the FOHP Health Plans in recruiting employees therefor and in implementing personnel policies and procedures and employee benefit programs. To the extent practicable and legally possible, FHS shall implement employee benefit programs for employees of the FOHP Health Plans consistent with those in place at FHS' operating subsidiaries.

     3.4 Legal and Governmental Relations. FHS shall provide consultation and assistance to the FOHP Health Plans in connection with governmental relations and legislative activities (including regulatory compliance matters) affecting the FOHP Health Plans.

     3.5 Strategic Plan/Product Offerings. FHS shall provide consultation and assistance to the FOHP Health Plans in conducting analyses of the marketplace in which the FOHP Health Plans operate and in developing an appropriate strategic plan therefor. Based upon the results of such analyses, FHS may, from time to time, assist the FOHP Health Plans with implementation of activities related to
(a) the products to be offered thereby, (b) the service areas in which the FOHP Health Plans should operate or expand their activities and (c) the other services which should be offered thereby.

     3.6 Materials and Information Provided to Enrollees. FHS shall provide consultation and assistance to the FOHP Health Plans in connection with the development and dissemination of enrollment and disclosure materials for
(a) enrollees thereof ("Enrollees"), (b) employers and other groups contracting with any of the FOHP Health Plans (referred to herein as "Subscriber Groups") and (c) other third parties.

     3.7 Utilization Review and Quality Assurance Programs. FHS shall provide administrative support to the FOHP Health Plans in the formulation, review and implementation of the utilization review and quality assurance programs thereof.

     3.8 Confidentiality of Records. FHS shall provide consultation and assistance to the FOHP Health Plans in connection with protecting the confidentiality of and ensuring compliance with all applicable federal, state and local laws and regulations relating to, the records thereof.

     3.9 Contract Development. FHS shall consult with and assist the FOHP Health Plans in support of the medical management policies and procedures thereof, in preparing and negotiating contracts with participating providers, Subscriber Groups, vendors and other third parties.

     3.10 Annual Budget. FHS shall provide consultation and assistance to the FOHP Health Plans in the preparation of the annual budget thereof, which will set forth their major operating objectives, anticipated revenues, expenses, cash flow and capital expenditures.

     3.11 Accounting Records/Financial Analysis/Tax Returns. FHS shall provide oversight management to the FOHP Health Plans in recording and analyzing the financial condition thereof, including a financial review and analysis of health care costs incurred thereby. FHS shall assist the FOHP Health Plans in the preparation of appropriate federal, state and local tax returns and provide the FOHP Health Plans with advice as to appropriate tax accruals.

     3.12 Accounts Receivable Management. FHS shall provide consultation and assistance to the FOHP Health Plans in the establishment, review and modification of collection policies and programs designed to minimize the number and amount of outstanding accounts receivable thereof.

     3.13 Premium Development. FHS shall provide consultation and assistance to the FOHP Health Plans in implementing the premium structures thereof, which premium structures will take into account the financial obligations of the FOHP Health Plans, the importance of providing quality health care at a reasonable cost and the competition and service areas of the FOHP Health Plans.

     3.14 Insurance. FHS shall give advice to the FOHP Health Plans concerning the various business insurance programs thereof, including, without limitation, professional liability insurance, directors' and officers' liability insurance, reinsurance and workers' compensation insurance.

     3.15 Sales and Marketing. FHS shall provide consultation and assistance to the FOHP Health Plans in connection with the sales and marketing efforts thereof, including assistance with respect to the selection of advertising agencies, the conduct of surveys regarding the satisfaction of Subscriber Groups and Enrollees of the FOHP Health Plans and the sales programs and techniques of the FOHP Health Plans.

     3.16 Actuarial and Underwriting. FHS shall provide to the FOHP Health Plans actuarial and data analysis services and assistance in the development of underwriting standards.

     3.17 Planning. FHS shall assist the Board of Directors of the FOHP Health Plans in reviewing the short-, medium- and long-range objectives thereof and in formulating recommendations with respect thereto.

     3.18 Other Services. FHS shall provide such other services, not specifically set forth herein, as are mutually agreed upon between the parties hereto.

SECTION 4.  MANAGEMENT FEES.

     4.1 Management Fee Amount. In consideration of the services provided by FHS hereunder, FOHP shall pay to FHS a monthly management fee (the "Management Fee") equal to the sum of (a) the product of (i) the total revenue of the FOHP Health Plans for such month, multiplied by (ii) two percent, plus (b) reimbursement for (i) direct expenses incurred to third parties in connection with this Agreement and (ii) salaries and benefits of the executives employed by FHS in accordance with Section 1(b) hereof; provided, however, that the aggregate amount of payments to be made by FOHP to FHS with respect to clause
(a) of this Section 4.1 each calendar year during the term of this Agreement (including, with respect to the 1997 calendar year for this purpose, any Phase-In Management Fee Amount (as such term is defined in Section 4.2 hereof) paid to FHS pursuant to Section 4.2 hereof) shall in no event be less than $5,000,000 (irrespective of the amounts calculated in such clause (a)).

     4.2  Payment Procedure.

          (a) At the time of the Initial Closing and simultaneously with the execution and delivery of this Agreement, FOHP shall pay to FHS the amount of $1,701,120.38 (the "Phase-in Period Management Fee Amount") which is equal to the Management Fee for all months during the 1997 calendar year ending prior to the date of such Initial Closing, as reflected in statements provided prior to the Initial Closing by FHS to FOHP for such months.

          (b) At the end of each month during the term of this Agreement subsequent to the Initial Closing, FHS shall provide FOHP with statements setting forth FHS' Management Fee for such month. Such Management Fee for any month shall become payable within 10 days after receipt by FOHP from FHS of the statements for such month.

     4.3 Centralized Services. In the event that FHS establishes a regional or centralized multi-entity system relating to functions ordinarily and customarily handled at the plan level and not described in Section 3 of this Agreement (such as plan level accounting, membership services and, unless and until the Management Information Systems and Claims Processing Services Agreement between FHS and FOHP being entered into concurrently herewith shall have become effective pursuant to the terms thereof, claims and data processing), FHS shall have the right to transfer such functions performed by the FOHP Health Plans to such regional system, in which case FOHP shall be obligated to pay to FHS the share of such regional systems costs incurred by FHS with respect to such function which is allocable to the FOHP Health Plans. In the event of any such transfer of functions by FHS, the regionalization or centralization of functions by FHS shall result, in the aggregate, in cost savings to FOHP; further, in the event of such transfers of claims and data processing functions, the regionalization or centralization by FHS shall result in such functions not exceeding, in the aggregate, costs for such functions under the current Managed Care Management Information Services Agreement between FOHP and Health Systems Integration, Inc. (as amended).

     4.4 Unpaid Management Fees. In the event any of the Management Fees due and payable to FHS under this Agreement are not paid when due, such Management Fees may, at FHS' option, be added to the principal amount evidenced by the Debentures, except that Management Fees due and payable during the 1998 calendar year may only be added to such principal amount to the extent permitted by
Section 5.1 of the Debentures. Any due and payable but unpaid Management Fees shall bear interest until paid in their entirety or so added to such principal amount evidenced by the Debentures. Such interest shall accrue at an annual rate equal to the rate charged to FHS under its credit facility (the "BA Facility") issued by a consortium of commercial banks led by Bank of America, National Trust & Savings Association or such credit facility as is used to refinance the BA Facility (the "Rate"), which Rate shall be subject to adjustment at the beginning of each calendar quarter.

SECTION 5.  COMPLIANCE WITH APPLICABLE LAWS.

     Notwithstanding any other provision of this Agreement to the contrary:

     5.1 Availability of Records. Upon request of any of the FOHP Health Plans, FHS shall make its books and records pertaining to FHS' services furnished under the terms of this Agreement available to the FOHP Health Plans. FHS shall have access to any and all of FOHP Health Plan's books and records reasonably necessary to render the services contemplated to be provided by FHS under this Agreement.

     5.2 Subcontracts. FHS shall ensure that each contract between FHS and any subcontractor performing portions of FHS' obligations hereunder contain provisions to the following effect:

          (a) that such subcontractor shall make all applicable books and records available for inspection, examination and copying by the FOHP Health Plans; and

          (b) that the subcontractor shall retain such books and records for a reasonable period of time following the termination of such subcontract.

The subcontracting by FHS of any of its obligations to FOHP hereunder shall not relieve FHS of any such obligations to FOHP.

     5.3 Confidentiality. FHS shall maintain the confidentiality of any of the FOHP Health Plans enrollment information and medical records of enrollees of any of the FOHP Health Plans as required by the Applicable Laws and shall not disclose such information to any person without FOHP's prior consent.

     5.4 Grievance Procedures and Other Policies and Procedures. FHS shall assist the FOHP Health Plans in complying with the grievance procedures and other policies and procedures applicable to FOHP under the Applicable Laws.

     5.5 Enrollee Responsibility for Obligations of FOHP. FHS shall under no circumstances look to enrollees of any of the FOHP Health Plans for payment of obligations of FOHP to FHS hereunder, regardless of the insolvency of FOHP or the inability of FOHP to pay.

     5.6 Books and Records of FOHP. FOHP and FHS shall not, and FOHP shall cause the other FOHP Health Plans to not, remove any of the books or records of any of the FOHP Health Plans from the relevant location thereof unless necessary consents under the Applicable Laws are obtained and such Applicable Laws are otherwise complied with.

     5.7 State and Federal Regulator Access. FHS and FOHP shall, and FOHP shall cause the other FOHP Health Plans to, provide governmental agencies access to such records as such governmental agencies may reasonably request, pursuant to the Applicable Laws.

SECTION 6.  MISCELLANEOUS.

     6.1 Term. The initial term of this Agreement will commence on the date hereof or, if later, upon the receipt of all necessary regulatory approvals, and shall continue until (a) the fifth anniversary of the date hereof, subject to automatic one-year renewal terms on the same terms and conditions hereof unless either party hereto provides written notice of non-renewal to the other party hereto at least two years prior to the expiration of the then-current term of this Agreement; (b) termination in accordance with the terms of this Section 6.1 by one of the parties hereto after the material breach of this Agreement by the other party hereto; or (c) termination by one of the parties hereto after the other party hereto (i) becomes insolvent, (ii) voluntarily seeks, consents to or acquiesces in the benefit or benefits of any Debtor Relief Law (as hereinafter defined) or (iii) becomes party to (or be made the subject of) any proceeding provided by Debtor Relief Law, other than as a creditor or claimant (unless in the event such proceeding is involuntary, the petition instituting the same is dismissed within 45 days of filing the same). In the event of a material breach by either party as described in clause (b) of this Section 6.1, the non-defaulting party shall provide written notice upon the defaulting party (the "Default Notice") specifying the nature of the breach. In the event such breach is not cured within 15 days after service of the Default Notice, this Agreement shall automatically terminate with the election of the non-defaulting party upon the giving of a written notice of termination to the defaulting party, such notice to occur not later than 45 days after service of the Default Notice; provided, however, that if the nature of the breach is such that it cannot be cured within 15 days, but is capable of being cured, then this Agreement cannot be terminated by the non-defaulting party so long as the defaulting party is taking or has taken reasonable steps within the 45 day period to cure the breach and such steps are being diligently pursued to the reasonable satisfaction of the non-breaching party. As used herein, "Debtor Relief Law" means the Bankruptcy Code of the United States of America and all other applicable insolvency and other similar laws from time to time in effect affecting the rights of creditors generally.

     6.2  Assignment.

          (a) FHS shall not have the right to assign this Agreement or any right or obligation hereunder (other than to a wholly-owned or majority-owned subsidiary of FHS) without the prior written consent of FOHP. FOHP may not assign this Agreement or any right or obligation hereunder without FHS' prior written consent. A merger or business combination of FHS with or into another party shall not be considered an assignment for purposes of this Section 6.2.

          (b) All of the terms of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the heirs, personal representatives, successors and permitted assigns of the parties hereto.

     6.3 Notices. Any notice or other communication required or contemplated to be delivered under this Agreement by either party hereto to the other party hereto shall be in writing and shall be deemed effectively given on the date of receipt thereof if personally delivered, telecopied or telexed to the party to which such notice is directed, or on the third day after mailing, if mailed to such party, by registered or certified mail, postage prepaid, addressed to the following addresses:

     (a)  If to FHS:     Foundation Health Systems, Inc.
                         225 North Main Street
                         Pueblo, Colorado  81003
                         Attn:  Senior Vice President, General
                                Counsel and Secretary
                         Fax:   (917) 585-8175

     (b)  If to FOHP:    FOHP, Inc.
                         2 Bridge Avenue
                         Red Bank, New Jersey  07701
                         Attn:  Senior Vice President,
                                General Counsel and Secretary
                         Fax:   (908) 842-5404

                         with a copy to:

                         Shereff, Friedman, Hoffman &     Goodman, LLP
                         919 Third Avenue
                         New York, New York  10022-9998
                         Attn:  Charles I. Weissman, Esq.
                         Fax:   (212) 758-9526

                         with an additional copy to:

                         Giordano, Halleran & Ciesla, P.C.
                         125 Half Mile Road
                         P.O. Box 190
                         Middletown, New Jersey  07748
                         Attn:  Paul T. Colella, Esq.
                         Fax:   (908) 224-6599

or to such other address as either party hereto may designate in writing.

     6.4 Amendments. This Agreement may not be amended other than by written consent executed by both parties hereto.

     6.5 Headings. The headings contained herein are for convenience of reference only and are not intended to define, limit or describe the scope or intent of any provision of this Agreement.

     6.6 No Waiver. Neither the failure by an aggrieved party hereunder to insist upon strict performance of any covenant, agreement, term or condition of this Agreement or to exercise any remedy upon a breach thereof, nor the acceptance of full or partial performance during the continuance of any such breach by the other party hereto, shall constitute a waiver of any such covenant, agreement, term or condition or any such breach.

     6.7 Further Instructions or Action. Each party hereto agrees that it will execute and deliver such further instruments and will take such other actions as may be reasonably necessary in order to effectively discharge, perform and carry out its obligations and agreements hereunder.

     6.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey.

     6.9 Proprietary Information. It is understood that, during the term of this Agreement, FHS will have access to certain confidential and proprietary information concerning FOHP and the FOHP Health Plans, and FOHP shall have access to certain confidential and proprietary information concerning FHS, including management information system information and certain technology. During the term of this Agreement and thereafter, FOHP shall, and FOHP shall cause the FOHP Health Plans to, take all reasonable precautions to maintain the confidentiality of any non-public information provided by FHS and shall not disclose such information to any third party without FHS' prior written consent or use such information for any purpose other than the purposes contemplated hereby. During the term of this Agreement and thereafter, FHS shall take all reasonable precautions to maintain the confidentiality of any non-public information provided by FOHP and the FOHP Health Plans and shall not disclose such information to any third party without the prior written consent of FOHP and the FOHP Health Plans or use such information for any purpose other than the purposes contemplated hereby. If this Agreement is terminated, both parties shall forthwith destroy all such non-public written information supplied by the other party hereto, together with all notes, summaries or other written material derived from such information, and shall confirm to the other party hereto that it has not kept copies of such information, notes, summaries or written materials.

     6.10 Relationship. It is mutually understood and agreed that, in performing its duties and obligations under this Agreement, no relationship of employment (other than the employment by FHS of executives of FOHP Health Plans in accordance with Section 1(b) hereof), partnership or joint venture is created by this Agreement.

     6.11 Dispute Resolution. The parties hereto hereby waive all rights to a trial by jury in any dispute relating to this Agreement. In the event of any dispute, controversy, claim or difference which arises out of or relates to this Agreement, including, without limitation, disputes about fees, services or performance of services hereunder, either party hereto may give written notice of an intention to submit such matter to binding arbitration unless the matter is resolved within two weeks or such additional period of time as shall be agreed upon by the parties hereto. If the matter cannot be resolved within such period through correspondence and mutual consultation of the parties hereto, it shall be finally settled by arbitration in accordance with the Rules of Civil Arbitration of the American Arbitration Association ("AAA"). Each party shall select an arbitrator with expertise in managed care organizations and such arbitrators shall jointly select a third arbitrator or, if such arbitrators cannot agree, the AAA shall select the third arbitrator; provided, however, that such third arbitrator shall not have a residence or office in the State of New Jersey. If either party fails to select an arbitrator within 20 days after service of the notice of demand for arbitration, then the AAA shall select such arbitrator. Arbitration proceedings shall be held in the State of New Jersey unless otherwise agreed to by the parties in writing. The decision of a majority of the arbitrators shall be final and binding upon the parties hereto, shall not be subject to appeal and shall deal with the question of costs of the arbitration and all matters related thereto. Judgment upon the award or decision rendered by the arbitrator may be entered in any court having jurisdiction thereof, or application may be made to such court for a judicial recognition of the arbitration award or an order of enforcement thereof, as the case may be. The agreement to arbitrate set forth in this Section 6.11 shall be specifically enforceable by the parties hereto, and such parties shall acknowledge and agree that they intend that all disputes, controversies or claims of any kind covered by this Section 6.11, including disputes over whether and how to arbitrate, shall be arbitrated. This Section 6.11 shall survive termination of this Agreement.

     6.12 Indemnification.

          (a) (i) FHS agrees to defend, indemnify and hold the FOHP Health Plans and their respective officers, directors, shareholders, employees and agents, and their respective heirs, executors, personal representatives, successors and permitted assigns, harmless from and against any and all claims, actions, damages, obligations, losses, liabilities, costs and expenses (including attorneys' fees, other professional fees, costs of collection and other costs of defense (collectively "Damages")) resulting from FHS' gross negligence or willful misconduct.

               (ii) FOHP agrees to defend, indemnify and hold FHS and its officers, directors, shareholders, employees and agents, and their respective heirs, executors, personal representatives, successors and permitted assigns, harmless from and against any and all Damages resulting from FHS' execution of this Agreement or performance of services hereunder, provided that no such indemnification shall be provided to the extent that such Damages result from FHS' gross negligence or willful misconduct.

          (b) Any person or entity seeking indemnity under this Section 6.12 (an "Indemnified Party") shall provide to the party from which indemnity may be sought (the "Indemnifying Party") written notice, specifying in reasonable detail the basis of the claim, (i) within 60 days after the Indemnified Party shall have become aware of facts constituting the basis for such claim, or (ii) in the case of any action or proceeding by a third party, within 15 days after the service of such action or proceeding upon the Indemnified Party; provided, however, that any failure to provide such timely notice shall only relieve the Indemnifying Party from liability with respect to such claim to the extent, if any, the Indemnifying Party is precluded from effectively defending an indemnified claim or otherwise substantially prejudiced by such delay in providing notice.

          (c) The provisions of this Section 6.12 shall survive the termination of this Agreement.

     6.13 Entire Agreement. This Agreement, along with the Management Information Systems and Claims Processing Services Management Agreement, dated the date hereof, between FOHP and FHS contain the entire agreement between the parties hereto with respect to management services, and no prior oral or written, and no contemporaneous oral, representations or agreements between the parties with respect to the subject matter of this Agreement shall be of any force or effect.

     6.14 Counterparts. This Agreement may be executed in multiple counterparts, each of which when so executed and delivered shall be an original, but all of such counterparts shall together constitute one and the same instrument.


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

FOHP, INC.



By:________________________________
   Name:  Donald Parisi
   Title: Acting President and Chief Executive Officer and General Counsel


FOUNDATION HEALTH SYSTEMS, INC.



By:________________________________
   Name:
   Title: